TASEKO ANNOUNCES STRONG OPERATIONAL PERFORMANCE AT
GIBRALTAR AND FLORENCE COPPER

June 3, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") is pleased to announce strong operating results at both its Gibraltar Copper Mine and Florence Copper Project. Increased health and safety protocols continue and there have been no operational disruptions or known cases of COVID-19 at any of Taseko's locations to-date.

Russell Hallbauer, Chief Executive Officer and Director of Taseko, commented, "It has been a little over two months since we adjusted our mine plan at Gibraltar to respond to the lower copper price environment as a result of COVID-19. The mine is currently operating to the new plan and through the first five months of the year has produced approximately 57 million pounds of copper and nearly 900,000 pounds of molybdenum. Under the new plan we had expected site spending to decline by at least US$0.40 per pound. Total operating costs (C1) for April and May have averaged approximately US$1.30 per pound and cost deferrals in place accounted for an additional US$0.10 per pound of cash savings. We continue to see lower input costs across the full supply chain. Additionally, we just concluded a spot tender at a TC/RC rate approximately 40% below the 2020 benchmark level as buyers need clean, high quality concentrate like Gibraltar's. We expect lower TC/RCs to continue due to a shortage of concentrate from ongoing mine curtailments."

"Production guidance for 2020 remains unchanged at 130 million pounds (+/-5%) with the expectation of being at the higher end of the range after the strong first five months of the year. With the current price of copper at roughly US$2.50 per pound, the highest price since its rapid decline in mid-March, coupled with the weak Canadian dollar and Gibraltar's low cost structure, we are generating a healthy operating margin.

Of immediate importance, we have found opportunities by changing the pit development sequencing and incorporating the Gibraltar pit after completion of the current mining phase of the Granite pit. The Gibraltar pit hasn't been mined since the 1970s and is the lowest work index ore (softer ore) on the Gibraltar property. Access to, and processing of, this ore type will give major productivity and cost improvements to the operation once fully developed and active," continued Mr. Hallbauer.

"At our Florence Copper Project, the test facility continues to operate on a steady-state basis with no disruption to our operation. PLS grade in the center recovery well (most representative of  the performance of the commercial wellfield) has been stable at roughly two grams per liter since November and recently the SX/EW plant producing at a rate of approximately one million pounds of copper cathode per year, mainly from the center recovery well.

We have not experienced any significant supply chain issues, with all necessary feedstock materials available, allowing for steady cathode production and regular sales. With the experience we have gained over the last 18 months of operation at the test facility, we are very confident in our ability to ramp up quickly to full scale production once the commercial plant is operational," added Mr. Hallbauer.

"Permitting and financing processes are progressing. Our expectation is that the draft Aquifer Protection Permit will be issued by the state regulator imminently. After the draft permit is issued there will be a 30-day public comment period and public meetings before the final permit is approved.

Discussions regarding a joint venture with interested parties are ongoing and we are about to resume more in depth discussions with banks and other potential lenders regarding project financing," concluded Mr. Hallbauer.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer

Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

• uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

• uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

• uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

• uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;

• our ability to comply with the extensive governmental regulation to which our business is subject;

• uncertainties related to unexpected judicial or regulatory proceedings;

• changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

• changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

• the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

• the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

• the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

• environmental issues and liabilities associated with mining including processing and stock piling ore;

• labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

• the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;

• our reliance upon key personnel; and

• uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.